UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 19, 2013



———————

Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____

(Former Name or Former Address, if Changed Since Last Report.)

———————

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on December 19, 2013, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the first quarter of Fiscal 2014 ended November 30, 2013.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated December 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: December 19, 2013

By: /s/ Randy J. Potts

Name: Randy J. Potts

Title: Chairman of the Board, Chief Executive Officer and President

 **News Release**

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@winnebagoind.com

WINNEBAGO INDUSTRIES REPORTS RESULTS FOR
FIRST QUARTER OF FISCAL 2014
-- First Quarter Revenues Increase of 15% and Net Income Increase of 51% --

FOREST CITY, IOWA, December 19, 2013 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States (U.S.) recreation vehicle manufacturer, today reported financial results for the Company's first quarter of Fiscal 2014.

Revenues for the 13-week first quarter ended November 30, 2013 were $222.7 million, an increase of 15.0%, versus $193.6 million for the 14-week first quarter of Fiscal 2013. The Company reported operating income of $16.0 million for the quarter, an increase of 60.9% versus $9.9 million for the first quarter of Fiscal 2013. Net income for the first quarter of Fiscal 2014 was $11.1 million, an increase of 50.8%, versus $7.4 million for the first quarter of Fiscal 2013. Diluted earnings per share for the first quarter of Fiscal 2014 was $0.40, an increase of 53.8%, versus $0.26 for the first quarter of Fiscal 2013.

Earnings in the 13-week first quarter were positively impacted by increased motorhome volumes as a result of higher dealer and retail consumer demand, as compared to the 14-week first quarter of Fiscal 2013. Also in the quarter, shipping terms were revised to reflect delivery FOB Forest City to conform to standard industry practice which positively impacted shipments. The increased production and delivery volumes, along with firmer pricing and strong demand for new products, as well as lower operating expense, provided more leverage that resulted in higher operating margins, net income and earnings per share as compared to the same quarter last year.

"Our strong first quarter results are a reflection of our dedicated team running the business well," said Winnebago Industries' Chairman, CEO and President Randy Potts. "Everyone's hard work and creativity contributes to the success of our business. We are keeping our fixed costs low, while continuing to grow our business with new and innovative products. New product entries in both motorized and towable categories displayed at the recent National RV Show in Louisville, KY were very well received, with the Winnebago Trend named as a "2014 Top RV Debut" by *RV Business* Magazine. We plan to continue to bring new and innovative products to market and believe we have tremendous growth opportunities ahead. In addition to our new products, the backlog reflects a large rental order to be delivered primarily in our third fiscal quarter, which is incremental to our normal rental business."

"We will continue to make investments in working capital," said Winnebago VP, CFO Sarah Nielsen. "Production increased 27% in the first quarter of Fiscal 2014 compared to same period last year and 11% sequentially from the fourth quarter last year based on improved demand. A key component to our investment in working capital is the need for additional inventory to support the higher production rates."

Conference Call
Winnebago Industries, Inc. will conduct a conference call in conjunction with this release at 9 a.m. Central Time today, Thursday, December 19, 2013. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.winnebagoind.com/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name in Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motorhomes, travel trailers, fifth wheel products and transit buses under the Winnebago, Itasca, Winnebago Touring Coach, SunnyBrook and Metro brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

# # #

Winnebago Industries, Inc.
Consolidated Statements of Operations
(In thousands, except percent and per share data)
(Unaudited)

	Quarter [(1)] Ended			
	November 30, 2013		December 1, 2012	
Net revenues	$ 222,670	100.0%	$ 193,554	100.0%
Cost of goods sold	196,708	88.3%	172,807	89.3%
Gross profit	25,962	11.7%	20,747	10.7%
Operating expenses:				
Selling	4,333	1.9%	4,961	2.6%
General and administrative	5,623	2.5%	5,812	3.0%
Loss on sale of asset held for sale	—	—%	28	—%
Total operating expenses	9,956	4.5%	10,801	5.6%
Operating income	16,006	7.2%	9,946	5.1%
Non-operating income	91	—%	614	0.3%
Income before income taxes	16,097	7.2%	10,560	5.5%
Provision for taxes	4,951	2.2%	3,169	1.6%
Net income	$ 11,146	5.0%	$ 7,391	3.8%
Income per common share:				
Basic	$ 0.40		$ 0.26	
Diluted	$ 0.40		$ 0.26	
Weighted average common shares outstanding:				
Basic	27,851		28,301	
Diluted	27,971		28,361	

Percentages may not add due to rounding differences.

[(1)] The fiscal quarters ended November 30, 2013 and December 1, 2012 contained 13 weeks and 14 weeks, respectively.

Winnebago Industries, Inc.
Consolidated Balance Sheets
(In thousands)
(Unaudited)

	November 30, 2013		August 31, 2013	
ASSETS				
Current assets:				
Cash and cash equivalents	$	49,737	$	64,277
Receivables, net		42,944		29,145
Inventories		122,478		112,541
Prepaid expenses and other assets		8,356		8,277
Income taxes receivable and prepaid		132		1,868
Deferred income taxes		8,155		7,742
Total current assets		231,802		223,850
Total property and equipment, net		21,057		20,266
Long-term investments		—		2,108
Investment in life insurance		25,299		25,051
Deferred income taxes		25,007		25,649
Goodwill		1,228		1,228
Other assets		10,520		10,993
Total assets	$	314,913	$	309,145
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	27,316	$	28,142
Income taxes payable		2,623		—
Accrued expenses		37,070		42,212
Total current liabilities		67,009		70,354
Long-term liabilities:				
Unrecognized tax benefits		3,830		3,988
Postretirement health care and deferred compensation benefits		63,485		64,074
Total long-term liabilities		67,315		68,062
Stockholders' equity		180,589		170,729
Total liabilities and stockholders' equity	$	314,913	$	309,145

Winnebago Industries, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Quarter [1] Ended	
	November 30, 2013	**December 1, 2012**
Operating activities:		
Net income	$ 11,146	$ 7,391
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	984	1,147
LIFO expense	431	352
Stock-based compensation	952	687
Deferred income taxes including valuation allowance	366	(40)
Postretirement benefit income and deferred compensation expenses	(139)	221
Provision for doubtful accounts	—	3
Loss (gain) on disposal of property	8	(3)
Gain on life insurance	—	(509)
Increase in cash surrender value of life insurance policies	(286)	(383)
Change in assets and liabilities:		
Inventories	(10,368)	(19,621)
Receivables, prepaid and other assets	(13,928)	(4,107)
Income taxes and unrecognized tax benefits	4,584	3,195
Accounts payable and accrued expenses	(4,675)	2,521
Postretirement and deferred compensation benefits	(970)	(1,177)
Net cash used in operating activities	(11,895)	(10,323)
Investing activities:		
Proceeds from the sale of investments, at par	2,350	—
Proceeds from life insurance	—	974
Purchases of property and equipment	(1,693)	(1,273)
Proceeds from the sale of property	1	566
Payments of COLI borrowings	—	(1,371)
Other	153	129
Net cash provided by (used in) investing activities	811	(975)
Financing activities:		
Payments for purchase of common stock	(5,561)	(7,177)
Proceeds from exercise of stock options	2,080	—
Other	25	(133)
Net cash used in financing activities	(3,456)	(7,310)
Net decrease in cash and cash equivalents	(14,540)	(18,608)
Cash and cash equivalents at beginning of period	64,277	62,683
Cash and cash equivalents at end of period	$ 49,737	$ 44,075
Supplemental cash flow disclosure:		
Income taxes paid, net of refunds	$ —	$ 13

[1] The fiscal quarters ended November 30, 2013 and December 1, 2012 contained 13 weeks and 14 weeks, respectively.

Winnebago Industries, Inc.

Deliveries

(In units)	Quarter [2] Ended November 30, 2013	Product Mix % [1]	Quarter [2] Ended December 1, 2012	Product Mix % [1]	Change Units	Change %
Class A gas	710	35.4%	620	40.4%	90	14.5 %
Class A diesel	397	19.8%	345	22.5%	52	15.1 %
Total Class A	1,107	55.2%	965	62.9%	142	14.7 %
Class B	102	5.1%	90	5.9%	12	13.3 %
Class C	796	39.7%	479	31.2%	317	66.2 %
Total motorhomes	2,005	100.0%	1,534	100.0%	471	30.7 %
Travel trailer	407	84.1%	408	73.2%	(1)	(0.2)%
Fifth wheel	77	15.9%	149	26.8%	(72)	(48.3)%
Total towables	484	100.0%	557	100.0%	(73)	(13.1)%

[1] Percentages may not add due to rounding differences.
[2] The fiscal quarters ended November 30, 2013 and December 1, 2012 contained 13 weeks and 14 weeks, respectively.

Backlog

	As Of November 30, 2013		As Of December 1, 2012		Change	
	Units	% [1]	Units	% [1]	Units	%
Class A gas	1,382	39.1%	884	41.7%	498	56.3 %
Class A diesel	521	14.7%	389	18.4%	132	33.9 %
Total Class A	1,903	53.8%	1,273	60.1%	630	49.5 %
Class B	317	9.0%	111	5.2%	206	185.6 %
Class C	1,314	37.2%	734	34.7%	580	79.0 %
Total motorhome backlog [2]	3,534	100.0%	2,118	100.0%	1,416	66.9 %
Travel trailer	117	77.5%	557	81.1%	(440)	(79.0)%
Fifth wheel	34	22.5%	130	18.9%	(96)	(73.8)%
Total towable backlog [2]	151	100.0%	687	100.0%	(536)	(78.0)%
Total approximate backlog revenue dollars (in 000's):						
Motorhome	$ 340,703		$ 226,457		$ 114,246	50.4 %
Towable	3,401		14,049		(10,648)	(75.8)%

[1] Percentages may not add due to rounding differences.
[2] Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser and, therefore, backlog may not necessarily be an accurate measure of future sales.

Dealer Inventory

	Units As Of November 30, 2013	Units As Of December 1, 2012	Change Units	Change %
Motorhomes	3,135	2,045	1,090	53.3%
Towables	1,591	1,555	36	2.3%